UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Hometown Bankshares Corporation (HMTA)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

43787N108
(CUSIP Number)

06/27/2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	43787N108	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Long Short Equity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	16,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	16,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		16,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.49%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 16,000 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock.

CUSIP No .	43787N108	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Bridge Equities III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	342,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	342,400 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		342,400 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.48%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 342,400 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock

CUSIP No .	43787N108	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	358,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	16,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		358,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.88%
12	TYPE OF REPORTING PERSON		OO

(1) Comprised of (i) 16,000 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member and (ii) 342,400 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by Bridge Equities III LLC, of which FJ Capital Management LLC is the sub-investment advisor.

(2) Comprised of 16,000 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member.

CUSIP No .	43787N108	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	358,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	16,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		358,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.88%
12	TYPE OF REPORTING PERSON		IN

(1) Comprised of (i) 16,000 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member and (ii) 342,400 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by Bridge Equities III LLC, of which FJ Capital Management LLC is the [sub-]investment advisor. Mr. Friedman is the managing member of FJ Capital Management LLC.

(2) Comprised of 16,000 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member. Mr. Friedman is the managing member of FJ Capital Management LLC.

CUSIP No .	43787N108	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	342,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	342,400 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		342,400 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.48%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 342,400 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the Managing Member.

CUSIP No .	43787N108	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	342,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	342,400 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		342,400 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.48%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 342,400 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC.

CUSIP No .	43787N108	Page 8 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Realty Investment Company Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Maryland
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	342,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	342,400 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		342,400 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.48%
12	TYPE OF REPORTING PERSON		CO

(1) Consists of 342,400 shares of common stock underlying 6.0% Series C noncumulative perpetual convertible preferred stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. Realty Investment Company, Inc. is the Manager of SunBridge Holdings, LLC.

CUSIP No .	43787N108	Page 9 of 12

Item 1(a).	Name of Issuer:

Hometown Bankshares Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

202 South Jefferson Street
Roanoke, VA 24011

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons: FJ Capital Long Short Equity Fund LLC Bridge Equities III LLC FJ Capital Management LLC
Martin S. Friedman SunBridge Manager LLC SunBridge Holdings LLC Realty Investment Company Inc
Item 2(b).	Address of Principal Business Office or, if None, Residence:
FJ Capital Long Short Equity Fund LLC 1313 Dolley Madison Blvd., Ste 306
McLean, VA 22101 Bridge Equities III LLC 8171 Maple Lawn Blvd, Suite 375 Fulton, MD 20759 FJ Capital Management, LLC 1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Martin S. Friedman

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

SunBridge Manager LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

SunBridge Holdings LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

Realty Investment Company Inc

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

Item 2(c).	Citizenship:

FJ Capital Long Short Equity Fund LLC, Bridge Equities III LLC, FJ Capital Management LLC, SunBridge Manager LLC, SunBridge Holdings LLC – Delaware limited liability companies
Martin S. Friedman – United States citizen
Realty Investment Company Inc – Maryland corporation

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:
43787N108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

FJ Capital Long Short Equity Fund LLC - 16,000 shares

Bridge Equities III LLC - 342,400 shares

FJ Capital Management LLC - 358,400 shares

Martin S. Friedman - 358,400 shares

SunBridge Manager LLC - 342,400 shares

SunBridge Holdings LLC - 342,400 shares

Realty Investment Company Inc - 342,400 shares

(b)	Percent of class:

FJ Capital Long Short Equity Fund LLC - 0.49%

Bridge Equities III LLC - 9.48%

FJ Capital Management LLC - 9.88%

Martin S. Friedman - 9.88%

SunBridge Manager LLC - 9.48%

SunBridge Holdings LLC - 9.48%

Realty Investment Company Inc - 9.48%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

All Reporting Persons – 0

	(ii)	Shared power to vote or to direct the vote

FJ Capital Long Short Equity Fund LLC - 16,000

Bridge Equities III LLC - 342,400

FJ Capital Management LLC - 358,400

Martin S. Friedman - 358,400

SunBridge Manager LLC - 342,400

SunBridge Holdings LLC - 342,400

Realty Investment Company Inc - 342,400

	(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

	(iv)	Shared power to dispose or to direct the disposition of

FJ Capital Long Short Equity Fund LLC - 16,000

Bridge Equities III LLC - 342,400

FJ Capital Management LLC - 16,000

Martin S. Friedman - 16,000

SunBridge Manager LLC - 342,400

SunBridge Holdings LLC - 342,400

Realty Investment Company Inc - 342,400

CUSIP No .	43787N108	Page 12 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FJ Capital Long/Short Equity Fund LLC
Date: 10/25/2013	By:	By: FJ Capital Management LLC, its Managing Member

	By:	/s/ Martin S. Friedman
Name: Martin S. Friedman
Title: Managing Member

FJ Capital Management LLC

	By:	/s/ Martin S. Friedman
Name: Martin S. Friedman
Title: Co-Founder and Managing Member
FJ Capital Management LLC

/s/ Martin S. Friedman
MARTIN S. FRIEDMAN

Bridge Equities III, LLC
By: SunBridge Manager, LLC, its Managing Member

By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: Manager

SunBridge Manager, LLC

By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: Manager

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Manager

By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President

realty investment company, inc.

By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Hometown Bankshares Corporation shall be filed on behalf of the undersigned.

FJ Capital Long/Short Equity Fund LLC		Bridge Equities III, LLC
By:	FJ Capital Management, LLC	By: SunBridge Manager, LLC, its Managing Member

By:	/s/ Martin S. Friedman	By:	/s/ Christine A. Shreve
	Name: Martin S. Friedman		Name: Christine A. Shreve
	Title: Managing Member		Title: Manager

FJ Capital Management LLC		SunBridge Manager, LLC

By:	/s/ Martin S. Friedman	By:	/s/ Christine A. Shreve
	Name:		Name: Christine A. Shreve
	Title:		Title: Manager

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Manager

/s/ Martin S. Friedman		By:	/s/ Christine A. Shreve
MARTIN S. FRIEDMAN			Name: Christine A. Shreve
Title: President

realty investment company, inc.

		By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President